UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

BioCity Glasgow

Bo'Ness Road Newhouse

Lanarkshire, ML1 SUH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

Submission of Matters to a Vote of Security Holders.

On December 12, 2024, Virax Biolabs Group Limited (the “Company”) convened the Company’s 2024 Annual Meeting of Shareholders (the “Annual Meeting”) commencing at 2:00 PM GMT at BioCity Glasgow, Bo’Ness Road, Newhouse, Lanarkshire, ML1 5UH. On October 14, 2024, the record date for the Annual Meeting, there were 4,341,956 ordinary shares of the Company entitled to be voted at the Annual Meeting, 11.74% of which were present at the Annual Meeting in person or by proxy.

The Company's Articles of Association state that no business shall be transacted at any meeting of shareholders unless a quorum is present; a quorum is one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such meeting present in person or by proxy. As such, at the date and time scheduled for the Annual Meeting, there was not a quorum present, nor did a quorum become present within 15 minutes of the scheduled meeting time. In accordance with the Company's Articles of Association, if a quorum is not present within fifteen minutes of the time appointed for the meeting, then the meeting shall stand adjourned to the same time and place seven days from then, or to such other time or place as is determined by the Directors. As a quorum was not so present, the Annual Meeting was adjourned to 2:00 PM GMT on December 19, 2024, at the same location.

On December 19, 2024, at 2:00 PM GMT the Company reconvened the Company’s 2024 Adjourned Annual Meeting of Shareholders (the “Adjourned Annual Meeting”) at BioCity Glasgow, Bo’Ness Road, Newhouse, Lanarkshire, ML1 5UH. At the start of the Adjourned Annual Meeting, there were present in person or by proxy shareholders holding shares that represent 11.78% the outstanding shares carrying the right to vote at such meeting. The Company's Articles of Association provide that if a quorum is not present within fifteen minutes of the time appointed for such an adjourned meeting, then the shareholders present in person or by proxy shall constitute a quorum. At the end of such fifteen minutes, a quorum of one-third was not present, and thereafter the shareholders present in person or by proxy constituted a quorum for the Adjourned Annual Meeting.

Three items of business were acted upon by the Company’s shareholders at the Adjourned Annual Meeting, each of which was approved by the shareholders.

1. Shareholders ratified and approved the appointment of Reliant CPAs PC as auditor of the Company for the fiscal year ending March 31, 2025, and to authorize the board of directors of the Company to fix the remuneration of the auditor (the “Auditor Proposal”). The voting results were as follows:

For	Against	Abstain
454,749	18,732	38,206

2. Shareholders elected all of the five nominees for directors to serve until the next annual meeting of shareholders. The voting results were as follows:

	FOR	AGAINST	WITHHOLD/ABSTAIN
James Foster	481,105	19,016	11,566
Nigel McCracken	481,117	17,874	17,696
Evan Norton	480,986	19,060	11,641
Yair Erez	474,515	25,581	11,591
Nelson Haight	481,252	18,790	11,645

3. Shareholders approved the 2024 Equity Incentive Plan and the United Kingdom Sub-Plan (the “Equity Incentive Plan Proposal”). The voting results were as follows:

For	Against	Abstain
438,143	54,071	19,473

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	December 23, 2024	By:	/s/ James Foster
James Foster, Chief Executive Officer